UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SEC FILE NUMBER 811-06569
CUSIP NUMBER

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): [  ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [  ] Form 10-Q  [  ] Form 10-D
[  ] Form N-CEN  [ x ] Form N-CSR

For Period Ended: March 31, 2021

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-CEN

For the Transition Period Ended: ______________________________

Read Instructions (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Full Name of Registrant

Ivy Funds

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

610 Market Street
Philadelphia, PA 19106

PART II – RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]
(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due dated; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant’s statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to complete and file its Form N-CSR on behalf of the Ivy High Income Fund, Ivy Asset Strategy Fund, Ivy Apollo Multi-Asset Income Fund and Ivy Apollo Strategic Income Fund (collectively, the “Funds”) relating to the fiscal period ended March 31, 2021 within the prescribed time period without unreasonable effort or expense.  The Registrant is working to finalize its accounting analysis for the fair valuation of a particular private equity security as well as its analysis of the materiality of potential impacts on the Funds of the fair valuation of other private equity securities.  As a result, the Registrant was unable to transmit the Funds’ annual or semi-annual reports to shareholders for the fiscal period ended March 31, 2021 within the timeframe prescribed by Rule 30e-1(c) of the 1940 Act.  The Registrant currently expects to file its Form N-CSR on or before the 15th calendar day following the prescribed due date and will transmit the Funds’ annual or semi-annual reports to shareholders upon completion of such reports included in the Funds’ Form N-CSR.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
Richard Salus	(215)	255-1010
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

       Yes [ x ]     No [  ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

       Yes [ ]     No [ x ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ivy Funds
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 8, 2021	By: /s/ Richard Salus
Richard Salus, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.